UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

VIRTUALSCOPICS, INC.

(Name of Subject Company)

VIRTUALSCOPICS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

Series A Convertible Preferred Stock, par value $0.001 per share

Series B Convertible Preferred Stock, par value $0.001 per share

Series C-1 Convertible Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

CUSIP 928269-10-9 (Common Stock)

(CUSIP Number of Class of Securities)

Eric T. Converse

President and Chief Executive Officer

VirtualScopics, Inc.

500 Linden Oaks

Rochester, New York 14625

(585) 249-6231

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gregory W. Gribben, Esq.

Sean D. Jensen, Esq.

Woods Oviatt Gilman LLP

700 Crossroads Building, 2 State Street

Rochester, New York

(585) 987-2800

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 7.01 and 9.01 of the Current Report on Form 8-K filed by VirtualScopics, Inc. (the “Company”) on March 29, 2016 (including all exhibits attached thereto and incorporated therein by reference), is incorporated herein by reference.

Important Information

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of the Company, nor is it a substitute for the tender offer materials that BioTelemetry and Merger Sub will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, BioTelemetry will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.  Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the Offer and the Merger, free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at http://virtualscopics.investorroom.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY VIRTUALSCOPICS’ STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.